UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 000-50399
BATTLE MOUNTAIN GOLD EXPLORATION CORP.
(Exact name of registrant as specified in its charter)
One East Liberty Street, 6th Floor, Suite 9
Reno, Nevada 89504
(775) 686-6081
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
Common Stock, $0.001 par value
(Title of each class of securities covered by this Form)
None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s)
relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 1
     Pursuant to the requirements of the Securities Exchange Act of 1934, Battle Mountain Gold Exploration Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 25, 2007	By:	/s/ Bruce C. Kirchhoff
		Name:	Bruce C. Kirchhoff
Its: Vice President